

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

March 16, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 16, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Research Alliance Corp. II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security

Class A Common Stock, par value $0.0001 per share

We further certify that the security described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery